Exhibit 13.15

Overview 1 Updates Comments Updates Monogram Passes $1.5M in Reservations! Limited Time Bonus! 20days ago Big news! We just passed the S1,50o.ooo mark! If you are interested. reserve your shares now before this Test The Waters period closes! our investment minimum is only $250.79. AND ... Right now, you can become eligible for bonus shares just for indicating interest in an investment. For a limited time. during our "Testing The Waters" period (which we're in now), you can become eligible to get 10% bonus shares when you invest just for indicating your interest in an investment now (not actually investing). BUT... This bonus will only be available during our Testing The Water period. we aren't sure yet how long this period will last, but it will be a limited time, so we recommend joining sooner rather than later. Please note that even if you do not make a reservation. you can still be eligible to receive Bonus Shares by investing at least $5,000 once we open for investments. ( END OF UPDATES )